April 22, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Attention: Robert Telewicz, Staff Accountant

RE:      American Church Mortgage Company
         Form 10-KSB for the year ended December 31, 2004
         File No. 33-87570

Mr. Telewicz:

     We are in receipt of the Commission's letter dated April 13, 2005 which requests additional information regarding American Church Mortgage Company's ("ACMC") Loan Loss Reserve Policy and valuation of our Bond Portfolio. We have prepared the following responses to the Commission's questions below.

Loan Loss Reserve Policy, Page 18

     We disclosed in our Form 10-KSB that we currently have three loans that are three or more payments in arrears. Listed below are the details to each of these loans and the loan loss reserve amount applied to each loan.

Loan #1:   Name:                              Unity of Faith Christian Center
           Original Loan:                     $426,000
           Funding Date:                      05/31/2002
           Collateral Appraised Value:        $1,065,000
           Current Balance Outstanding:       $403,378
           Loan to Value:                     40.00%

     On May 31, 2002, a Deed of Trust and Assignment of Rents was filed with the County of Edgecome, in the State of North Carolina between Unity of Faith Christian Center ("Unity") and ACMC. The Deed of Trust secures ACMC with a mortgage on the Church's real property representing collateral for a promissory note in the principal sum of FOUR HUNDRED TWENTY SIX THOUSAND and 00/100 Dollars ($426,000) made to the Church by ACMC. Unity's current mortgage balance outstanding as of December 31, 2004 was $403,378.

     Unity has missed a total of five mortgage payments in 2003 and one mortgage payment in 2004. The total amount in arrears as of December 31, 2004 is $20,128. Unity owns two church properties valued at $1,065,000. The first property known as the Cokey Road property is currently being rented by another church congregation. This congregation has entered into an agreement with Unity to purchase this property for $389,000. This is a lease to own purchase agreement. All proceeds from the sale of the property will be used to "pay-down" Unity's mortgage indebtedness with ACMC. The purchasing congregation is working on obtaining financing to purchase the Cokey Road property. Unity's remaining property valued at approximately $670,000 will continue to serve as collateral for the remaining balance of the loan once the sale of the Cokey Road property is

Securities and Exchange Commission
April 22, 2005
Page Two

completed. The closing of the sale of the Cokey Road property is to occur within the next 60 to 90 days. There is no assurance that the congregation purchasing the Cokey Road property will be able to obtain financing. We have been in contact with Unity's Senior Pastor as well as the Church's Treasurer and with their cooperation are monitoring the sale of the Cokey Road property. We have reserved $8,520 toward Unity's missed mortgage payments as defined in our loan loss reserve policy. It is the opinion of ACMC's loan committee that $8,520 is an adequate loan loss reserve amount since the collateral against our loan is only 40% of the appraised value of all of Unity's properties.

Loan #2:      Name:                                       Abundant Faith Ohio
              Original Loan:                              $400,000
              Funding Date:                               08/06/2002
              Collateral Appraised Value:                 $634,000
              Current Balance Outstanding:                $390,161
              Loan to Value:                              63.00%

     On August 6, 2002, a Mortgage Security Agreement and Assignment of Rents and Revenues was filed with the County of Cuyahoga, in the State of Ohio between Abundant Faith Apostolic Church ("Abundant") and ACMC. The Mortgage Security Agreement secures ACMC with a mortgage on the Church's real property representing collateral for a promissory note in the principal sum of FOUR HUNDRED THOUSAND and 00/100 Dollars ($400,000) made to the Church by ACMC. Abundant's current mortgage balance outstanding as of December 31, 2004 was $390,161.

     Abundant borrowed funds from ACMC to purchase and renovate its new worship facility located at 504 E. 149th Street in Cleveland, Ohio. The renovations of the new church facility have not been completed and Abundant stopped making mortgage payments in October 2003. The congregation is no longer meeting and Abundant has not made any mortgage payments since September of 2003. We have engaged legal counsel and have began foreclosure against the Church. We have filed complaints against the Church, the Church's Senior Pastor, the Project Manager and the General Contractor. We began foreclosure on the Church's property in April of 2004 and expect to take possession of the property within the next 60 to 90 days. We will list the property for sale through a local real-estate agent. The building is secure and our collateral is not deteriorating. We have applied our loan reserve policy against this loan and have reserved $20,000 against the balance of the loan as well as an additional $15,000 for attorney and court costs. It is the opinion of ACMC's loan committee that $35,000 is an adequate loan loss reserve amount against this loan at this time.

Loan #3:    Name:                                 Ark Ministries of Tyler, Inc.
            Original Loan:                        $347,000
            Funding Date:                         08/06/2002
            Collateral Appraised Value:           $487,000
            Current Balance Outstanding:          $339,095
            Loan to Value:                        71.00%

Securities and Exchange Commission
April 22, 2005
Page Three

     On August 6, 2002, a Deed of Trust and Assignment of Rents was filed with the County of Smith, in the State of Texas between Ark Ministries of Tyler, Inc. ("Ark Ministries") and ACMC. The Deed of Trust secures ACMC with a mortgage on the Church's real property representing collateral for a promissory note in the principal sum of THREE HUNDRED THOUSAND and 00/100 Dollars ($300,000) made to the Church by ACMC.

     On April 29, 2003, a Supplemental Deed of Trust and Assignment of Rents was filed with the County of Smith, in the State of Texas between Ark Ministries of Tyler, Inc. ("Ark Ministries") and ACMC. The Deed of Trust secures ACMC with an additional mortgage on the Church's real property representing collateral for a promissory note in the principal sum of FORTY SEVEN THOUSAND and 00/100 Dollars ($47,000) made to the Church by ACMC. In addition to the First Mortgage provided to ACMC by Ark Ministries, we also obtained $40,000 in personal guarantees from the Church's former Senior Pastor, current president and two other board members of Ark Ministries.

     Ark Ministries borrowed funds from ACMC to renovate their current church facility. All renovation proceeds were dispersed to the Church and the renovations were completed. The city of Tyler, Texas required the Church to install an elevator. The proceeds from the supplemental loan was used to purchase and install an elevator in their current facility. Ark Ministries last full mortgage payment was October of 2003. Since October of 2003 Ark Ministries has sent payments totaling $1,500 to ACMC. Ark Ministries monthly mortgage obligation is: $3,159.95 per month. ACMC learned their was a split (disagreement) among the congregation and the Senior Pastor and over half the congregation left to start their own church. Since the split, the Church has not been able to make its monthly mortgage payments to ACMC.

     Soon after the split, Ark Ministries began renting their facility to another congregation for minimal monthly rent. This congregation has requested information regarding purchasing the church from Ark Ministries. In discussion with the potential buyer, it was agreed to delay foreclosure beginning January 1, 2005 for a period of 45 days to allow the buyer to obtain financing to purchase the church. The 45 day period has elapsed and the potential buyer has not obtain financing. On March 25, 2005, ACMC engaged counsel to begin foreclosure on Ark Ministries. We have applied our loan reserve policy against this loan and have reserved $13,561 against the balance of the loan. It is the opinion of ACMC's loan committee that as of December 31, 2004 the loan loss reserve amount of $13,561 was adequate reserve for this loan at this time.

     These three loans account for 82% or $57,000 of the total $70,000 loan loss reserve amount as of December 31, 2004. The remaining loan loss amount of $13,000 is for four other loans in our portfolio which have one or two months of payments that are in arrears. We review and update our loan loss reserve on a quarterly basis

     We strive to continually work with our problem loans to rectify their payment history problems by offering incentives such as waiving late interest fees if the Church can make up their payment arrearage through a payment plan. Some problem loans have switched to interest only payments for a period of six to twelve months to help reduce their expenses since they are experiencing a temporary shortfall in their tithes and offerings. In most instances, this has rectified the Church payment problem and the Church is grateful for our understanding and acceptance of an alternate payment plan.

Securities and Exchange Commission
April 22, 2005
Page Four

     However, foreclosure is inevitable as discussed above. Foreclosure brings on additional costs including attorney fees, court costs, realtor fees and cost to secure and maintain the integrity of the collateral and protect it from arson and vandalism. In addition, when ACMC obtains property through foreclosure, the local city and county government immediately revoke the tax exempt status of the property as a not-for-profit religious organization and ACMC must now pay real-estate taxes on the acquired property.

     We will continue to perform our duties in a diligent and fiduciary manner. We will enforce our loan loss reserve policy, avoid foreclosure if at all possible, and openly discuss our loan loss reserve policy with our loan committee, our auditors and our board of directors and keep our investors properly informed.

Bond Portfolio, Page F-8

     As stated in our loan lending guidelines, ACMC may purchase securities issued by not-for- profit religious organizations. Churches, schools and day-care centers are typical not-for-profit religious organizations that issue debt securities, commonly referred to as "Church Bonds." ACMC purchases Church Bonds from American Investors Group, Inc. ("American") who primary business is underwriting Church Bonds. ACMC also purchases bonds from client's of American's who need to sell their bonds prior to maturity.

     Investors understand that there is no formally established secondary market for Church Bonds. ACMC along with American's other retail investors are primarily interested in the income they receive from the investment and not its liquidity. ACMC is prepared to hold bonds until they mature or are called, whichever occurs first. Since there is no formally established secondary market for Church Bonds the interest paid on these investments is higher than other fixed income investments that trade actively in the secondary market.

     ACMC has determined that the carrying value of the bond portfolio approximates fair value because of minimal changes in interest rates and quality of the underlying collateral since initial purchase. Bonds owned by ACMC are not held for trading purposes. However, ACMC classifies its bond portfolio as "available-for-sale." ACMC may sell bonds at its discretion to raise additional capital to fund loans. ACMC is under no obligation to sell its bonds but may due so to reduce exposure to one particular issuer and/or to continue to diversify its portfolio of bonds and loans. ACMC believes as long as a bond is paying out its full quarterly interest payment to its bondholders, there is no reason to value them at anything less than at cost plus amortized interest income. If for any reason we do not receive our quarterly interest payments, we will determine the reason why payment was either delayed or not received and determine if the carrying value of the bond at cost is appropriate. All bonds in our bond portfolio are current in their payments and no delays or interruptions have occurred.

     Finally, American Church Mortgage Company and its officers and management understand the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and American Church Mortgage Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 22, 2005
Page Five


     If the Commission has any questions or needs any additional information, please contact Scott J. Marquis, Vice-President at (952) 252-0909 or the undersigned at (952) 952-0911.


                                            Sincerely,


                                            /s/ Philip J. Myers
                                            Philip J. Myers
                                            President
                                            American Church Mortgage Company